Mail Stop 4561

December 7, 2007

Jon M. Morgan
303 West Wall Street, Suite 2300
Midland, TX 79701

Re: **AMEN Properties, Inc.**
Form 10-KSB for Fiscal Year Ended December 31, 2006
Forms 10-QSB for Fiscal Quarters Ended March 31, 2007, June 30,
2007, and September 30, 2007
File No. 000-22847

Dear Mr. Morgan:

We have reviewed your filing**s** and have the following comment**s**. Where indicated, we think you should revise your document**s** in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Item 6 - Management's Discussion and Analysis, pages 15 through 29

1.   We note your disclosure on page 24 that the majority of your officers have agreed not to take a salary. Please clarify to us whether the financial statements reflect these compensation costs, and revise the disclosure in future filings as appropriate. See generally SAB Topic 1:B and 5:T.

Item 8 – Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 30

Item 8A – Controls and Procedures, page 30

2.   Please refer also to the Form 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007. We note your statement that "…the Company believes that its disclosure controls and procedures are sufficient to provide reasonable assurance that the information required to be disclosed by the Company in reports filed or submitted by it under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC, notwithstanding the deficiencies noted above." Given the deficiencies noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.

Financial Statements and Notes

Note B – Business Combinations, page 50

3.   With respect to your acquisition of Priority Power Management LTD, it appears that you have not identified any intangible assets apart from goodwill. Considering that your business is primarily customer-based, it would appear that you might have intangible assets that would require separation, for example customer lists or contracts. Please explain to us how you considered paragraph A14 of SFAS 141 and EITF 02-17 in your accounting for this acquisition. Additionally, please advise us of any intangible assets included in goodwill that do not meet the criteria for recognition apart from goodwill.

Note C – Disposition of Assets, page 51

4.   We note that the company holds a 71% limited partnership interest in TCTB. We also note that as a result of the sale of 75% interest in properties owned by TCTB the company now owns an 18% interest in these properties. Clarify to us whether the company continues to hold a 71% limited partnership interest in TCTB and how TCTB is being accounted for within the company's financial statements subsequent to the sale.

5.   Also given that TCTB continues to hold record title to its partners' interest in the properties subsequent to the sale, please explain your basis for recording an asset distribution to the partners of TCTB.

6.   We also note as a result of the aforementioned sale of the properties the company recognized a gain of approximately $1.4 million.   We also note that despite the sale, it appears the company continues to have a significant involvement in the operations of the properties as disclosed in note A9 on page 45 and as a result of the management agreement disclosed on page 11. Tell us how you considered SFAS 66 in determining whether a gain should have been recognized given your retained interest and continuing significant involvement in the operations of these properties.

7.   In view of your significant involvement in the joint venture to which you contributed your retained interest in the properties, explain to us how you considered FIN 46(R) in determining whether to consolidate the joint venture.

Form 10-QSB for the quarter ended June 30, 2007

Exhibits 32.1 and 32.2

8.   We note that your 906 certifications refer to the Form 10-QSB for the period ended March 31, 2007 rather than June 30, 2007. Please revise.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant